Exhibit 99.3

Annual Information Form for the year ended December 31, 2009, dated March 10, 2010

TELUS Corporation

Annual Information Form

for the year ended December 31, 2009

March 10, 2010

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	6
DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS	7
EMPLOYEE RELATIONS	8
RISK FACTORS	9
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	9
FOREIGN OWNERSHIP RESTRICTIONS	10
REGULATION	11
COMPETITION	13
DIVIDENDS DECLARED	13
CAPITAL STRUCTURE OF TELUS	13
RATINGS	17
MARKET FOR SECURITIES	19
DIRECTORS AND OFFICERS	20
INTERESTS OF EXPERTS	23
AUDIT COMMITTEE	23
MATERIAL CONTRACTS	25
TRANSFER AGENTS AND REGISTRARS	26
ADDITIONAL INFORMATION	26
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	27

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document and the Company’s Annual Management’s Discussion & Analysis for the year ended December 31, 2009 (“ MD&A”) contain forward-looking statements about expected future events and financial and operating performance of TELUS Corporation (TELUS or the Company, and where the context of the narrative permits, or requires, its subsidiaries). By their nature, forward-looking statements require the Company to make assumptions, and forward-looking statements are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause future performance, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual targets and guidance. Targets for 2010 and assumptions are described in Section 1.5 of the MD&A.

Factors that could cause actual performance to differ materially include, but are not limited to:

Competition (including more active price competition; the expectation that new wireless competitors will launch or expand services in 2010 using advanced wireless services (AWS) spectrum; industry growth rates including wireless penetration gain; actual network access line losses; TELUS TV and wireless subscriber additions experience; variability in wireless average revenue per unit (ARPU) as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels, and TELUS TV installation costs); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, and pension performance, funding and expenses); capital expenditure levels in 2010 and beyond (due to the Company’s wireline broadband initiatives, fourth generation (4G) wireless deployment strategy, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including collective bargaining in the TELUS Québec region and for a national collective agreement expiring in late 2010); business integrations and internal reorganizations (including ability to successfully implement cost reduction initiatives and realize expected savings); technology (including reliance on systems and information technology, broadband and wireless technology options and roll-out plans, choice of suppliers and suppliers’ ability to maintain and service their product lines, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of high-speed packet access (HSPA) / long-term evolution (LTE) wireless technology, successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA devices), new services and supporting systems; and successful upgrades of TELUS TV technology); regulatory approvals and developments (including the incumbent local exchange carriers’ (ILECs’) obligation to serve; utilization of funds in the ILECs’ deferral accounts; interpretation and application of tower sharing and roaming rules; the design and impact of future spectrum auctions (including the cost of acquiring the spectrum); the possibility of Industry Canada changing annual spectrum fees to a market-based approach; and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large complex enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); health, safety and environmental developments; litigation and legal matters; business continuity events (including human-caused and natural threats); any future acquisitions or divestitures; and other risk factors discussed herein or in the MD&A and listed from time to time in TELUS’ reports and public disclosure documents including its annual report and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in the MD&A.

CORPORATE STRUCTURE

Name, Address and Incorporation

TELUS was incorporated under the Company Act (British Columbia) (the BC Company Act) on October 26, 1998 under the name BCT.TELUS Communications Inc. (BCT).  On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (BC TELECOM) and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM and TC in exchange for common shares and non-voting shares of BCT, and BC TELECOM was dissolved.  On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. TELUS maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia (B.C.) and its executive office at Floor 8, 555 Robson Street, Vancouver, B.C.

Intercorporate Relationships and TELUS Subsidiaries

As of December 31, 2009, the only material subsidiary of TELUS was TELUS Communications Inc. (TCI), being the only subsidiary which owned assets that constitute more than 10 per cent of the consolidated assets of TELUS as at December 31, 2009 and that generated sales and operating revenues that exceed 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2009.

TELUS’ wireline and wireless businesses were formerly located in TCI and TELE-MOBILE Company (TELE-MOBILE), respectively.  In 2005, TELUS announced the merger of those segments into a single operating structure (the wireline-wireless merger).  This was partly effected by way of a legal entity restructure on March 1, 2006 (the 2006 legal entity restructure), at which time TELUS combined its wireline and wireless businesses into TELUS Communications Company (TCC).  TCC is a partnership organized under the laws of B.C. whose partners are TCI and TELE-MOBILE.  Immediately prior to the 2006 legal entity restructure, 3817873 Canada Inc., a partner in TELE-MOBILE, was continued into Alberta as 1219723 Alberta ULC.

As part of a year-end internal reorganization in 2008, Emergis Inc. (Emergis), a TELUS subsidiary acquired in January 2008, became a partner of TELE-MOBILE. In addition, TELUS Services Inc. and TELUS Communications (Québec) Inc. converted their shareholding in TCI from preferred shares to ordinary shares.

The following organization chart sets forth the relationships between these subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership as at December 31, 2009:

In this Annual Information Form, references to TELUS or the Company are to TELUS Corporation and all of its subsidiaries and partnerships as a whole, except where it is clear that these terms mean only TELUS Corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

TELUS is a leading national telecommunications company in Canada, offering a wide range of wireline and wireless communications products and services including data, voice and entertainment.  In 2009, TELUS generated $9.6 billion in revenue and had 12 million subscriber connections including 6.52 million wireless subscribers, 4.05 million wireline network access lines, 1.22 million Internet subscribers and 170,000 TELUS TV subscribers.

Three Year History

During the three-year period ended December 31, 2009, TELUS undertook a number of acquisitions, internal reorganizations and business development opportunities.

A key focus for TELUS in 2009 was its investment in broadband networks and services to enhance its competitive position and support future growth opportunities. The Company also continued to implement an array of initiatives that are expected to improve efficiency and reduce costs, including: rationalizing external supplier spending; simplifying processes and decommissioning uneconomic products; reducing staffing levels, freezing management compensation increases and containing benefit costs;  consolidating some business units; leveraging business process outsourcing and off-shoring; and reducing and controlling expenses operation-wide.

In November 2009, TELUS successfully launched its new national advanced wireless network based on the latest version of high-speed packet access (HSPA) technology, facilitated by network sharing agreements with Bell Canada.

In September 2009, TELUS acquired Black’s Photo Corporation, a national imaging and digital retail company for $28 million ($26 million net of cash acquired).  This investment was made with a view to enhancing the Company’s distribution of wireless products and services across Canada and particularly in the province of Ontario.

In June 2009, to expand the addressable market for TELUS TV, TELUS announced that it was offering satellite TV service under the TELUS brand in Alberta and B.C., thereby expanding TELUS TV coverage to over 90% of the population in those provinces.

For additional details on these 2009 developments and other events or conditions that influenced the Company’s general development, see MD&A Section 2.2 Strategic imperatives, as well as progress on the Company’s priorities for 2009 in MD&A Section 3: Key performance drivers.

In 2008, TELUS purchased the remaining interests in Ambergris Solutions Inc. (TELUS International Philippines), in which TELUS first acquired a controlling interest in 2005.

Also in 2008, the Company acquired a direct 29.99% economic interest in Transactel Barbados Inc. (Transactel), a business process outsourcing and call centre company with facilities in three Central American countries, for $19 million.  Additional contingent consideration could become payable depending upon Transactel’s earnings for the year ending December 31, 2011.  The investment was made with a view to enhancing the Company’s business process outsourcing capacity, particularly regarding Spanish-language capabilities.

In 2007, TELUS and Emergis, a business process outsourcer specializing in the healthcare and financial services sectors, entered into a support agreement pursuant to which TELUS agreed to make an all-cash offer to acquire by way of a take over bid all the outstanding common shares of Emergis at $8.25 per share.  In 2008, a wholly-owned subsidiary of TCI purchased all of the common shares of Emergis.  The approximate total purchase price of the Emergis common shares was $743 million.

For a review of the events and conditions that influenced the Company’s general development during 2007 and 2008 and how the Company’s business developed over those two years, see the discussion in MD&A Section 1.2 Canadian economy and telecommunications industry and Section 2.2 Vision and Strategy, as well as progress on the Company’s priorities for the relevant year in MD&A Section 3: Key performance drivers, contained in the 2007 and 2008 annual MD&A, respectively.

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

Organization

TELUS is one of the largest telecommunications companies in Canada.  The Company has two reportable segments: wireline and wireless. During 2005 and 2006, the Company’s wireline and wireless operations were integrated to leverage the convergence of wireline and wireless technology, provide integrated solutions differentiating TELUS from its competitors and to improve operating efficiency and effectiveness.  TELUS continues its practice of separate financial reporting of wireline and wireless segments. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, customer characteristics, the distribution channels used and regulatory treatment.

The services and products of the Company are primarily delivered through three customer-facing business units:

•                  Consumer Solutions, which provides wireline and wireless data, voice, Internet and entertainment services to households and individuals in Canada.

•                  Business Solutions, which delivers innovative wireline and wireless data, voice, Internet and business process outsourcing solutions to small and medium-sized businesses and entrepreneurs, and brings customized wireline and wireless voice and data, IP, Information Technology (IT) and e.business solutions to large multinational, corporate and public sector customers.  TELUS focuses on five key business verticals in the business market — the public sector, healthcare, financial services, energy and telecom wholesale.  TELUS operates global contact centre solutions in English, Spanish and French languages in Canada, and through TELUS International, the Philippines, Guatemala, El Salvador, Panama, and Nevada, U.S.A.

•                  TELUS Québec, which focuses on the unique needs of the Quebec marketplace by offering businesses and consumers comprehensive and integrated wireless and wireline telecommunications solutions, including data, Internet and voice.

These customer facing business units receive essential support from the enabling business units — Business Transformation and Technology Operations and Technology Strategy, as well as from the supporting business units — Finance and Corporate Strategy (which includes regulatory affairs and government relations) and Human Resources (which includes corporate communications and enterprise services).

Business Overview

TELUS Corporation provides a full range of telecommunications products and services. The Company is the largest incumbent telecommunications provider in Western Canada and also provides data, IP, voice and wireless services to Central and Eastern Canada. TELUS earns the majority of its revenue from access to, and the use of, the Company’s telecommunications infrastructure, or from providing products and services that facilitate access to and usage of this infrastructure.

TELUS’ strategic intent is to unleash the power of the Internet to deliver the best solutions to Canadians at home, in the workplace and on the move. TELUS’ strategy for growth is to focus on its core telecommunications business in Canada supported by international contact centre and outsourcing capabilities.

The Company developed six strategic imperatives almost ten years ago that management believes remain relevant. A consistent focus on the imperatives guides the Company’s actions and contributes to the achievement of its financial goals. Despite economic challenges in 2009, and changing regulatory and competitive environments, management believes the focus on the imperatives positions the Company for future growth. The Company’s strategic imperatives and new initiatives undertaken in 2009 are discussed in further detail in MD&A Section 2.2 Strategic imperatives.

The markets that the Company addresses and its principal competition are discussed in MD&A Section 4.1 Principal markets addressed and competition. The Company’s products and services are described in MD&A Section 1.6 TELUS Segments at a glance.  The Company’s operational resources, including people, brand and services, and technology, systems and property are discussed in MD&A Section 4.2 Operational resources.

For financial information for the two most recently completed financial years with respect to the wireline and wireless performance of the Company, see MD&A Section 5.4 Wireline segment and Section 5.5 Wireless segment.  A description of the impacts on TELUS of the Canadian economic environment and the telecommunications industry can be found in the MD&A Section 1.2 Canadian economy and telecommunications industry.  As well, the cyclical or seasonal trends that have impacted the wireline and wireless business are described in the MD&A Section 5.2 Summary of quarterly results and fourth quarter recap.

For information on TELUS’ social and environmental policies see MD&A Section 10.8 Health, safety and environment.

EMPLOYEE RELATIONS

At December 31, 2009, TELUS employed approximately 36,400 employees, including approximately 8,700 employees in TELUS International.  Approximately 13,400 employees were unionized (9,500 in the wireline segment and 3,900 in the wireless segment).

TELUS and its affiliates are signatories to six collective agreements.  The largest, expiring on November 19, 2010, is with the Telecommunications Workers Union (“TWU”), covering approximately 11,800 clerical, operator services and technical employees in the wireline and wireless segments across Canada.  In the province of Quebec, TELUS employees in the wireline segment are covered by collective agreements with the Syndicat Québécois des employés de TELUS (“SQET”), which covers approximately 1,000 trades, clerical and operator services employees and expired on December 31, 2009, and the Syndicat des agents de maîtrise de TELUS (“SAMT”), covering approximately 500 employees and expiring on December 31, 2011.  The SAMT also represents a small number of employees in the wireless segment under a separate collective agreement.

TELUS Sourcing Solutions Inc. (“TSSI”) is a signatory to collective agreements with the BC Government and Services Employees’ Union (“BCGEU”) and the Canadian Union of Public Employees (“CUPE”).  The contract with the BCGEU covers approximately 60 employees and expires on March 31, 2010 and the contract with CUPE covers approximately 40 employees and expires on December 31, 2010.

Collective bargaining

Collective bargaining in the TELUS Québec region to renew the collective agreement with the Syndicat québécois des employés de TELUS (SQET) continues into 2010.  The SQET agreement expired on December 31, 2009.

The collective agreement between TSSI and BCGEU will expire on March 31, 2010.  Negotiations to collective bargaining are expected to commence in the first half of 2010.

The collective agreement between TELUS and the TWU will expire on November 19, 2010.  Negotiations to renew this collective bargaining agreement are expected to commence in the third quarter of 2010.

RISK FACTORS

The risk factors in TELUS’ MD&A Section 10 Risks and risk management are hereby incorporated by reference.  The MD&A is available at http:///sedar.com.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The legal proceedings described in MD&A Section 10.9 Litigation and legal matters are hereby incorporated by reference.  In addition, there have not been any (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the most recently completed financial year, (b) penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, or (c) settlement agreements entered into by the Company before a court relating to securities legislation or with a securities regulatory authority during the most recently completed financial year.

FOREIGN OWNERSHIP RESTRICTIONS

Certain subsidiaries of TELUS or partnerships in which TELUS has a controlling interest, are Canadian carriers, holders of radio authorizations or licences, and holders of broadcasting licences, and are required by the Telecommunications Act (Canada) (the Telecommunications Act), the Radiocommunication Act (Canada) (the Radiocommunication Act) and a Direction to the CRTC (Ineligibility of Non-Canadians) given under the Broadcasting Act (Canada) (the Broadcasting Act) to be Canadian-owned and controlled.  Each of the Canadian carriers, under the Telecommunications Act, is considered to be Canadian-owned and controlled as long as: (a) not less than 80 per cent of the members of its board of directors are individual Canadians; (b) Canadians beneficially own not less than 80 per cent of its issued and outstanding voting shares; and (c) it is not otherwise controlled in fact by persons who are not Canadians.  Substantially the same rules apply under the Radiocommunication Act and the Broadcasting Act.  TELUS has filed with the CRTC the requisite documentation affirming TCC’s status as a Canadian carrier. TELUS further intends that TCC will remain controlled by TELUS and that it will ensure that TCC remains “Canadian” for the purposes of these ownership requirements.

The Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “Ownership and Control Regulations”), made under the Telecommunications Act further provide that in order for a company that holds shares in a carrier to be considered Canadian, not less than 66-2/3 per cent of the issued and outstanding voting shares of that company must be owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians.  Accordingly, not less than 66-2/3 per cent of the issued and outstanding voting shares of TELUS must be owned by Canadians and TELUS must not otherwise be controlled in fact by non-Canadians.  To the best of TELUS’ knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3 per cent of the issued and outstanding Common Shares of TELUS and TELUS is not otherwise controlled in fact by non-Canadians.

The Ownership and Control Regulations provide Canadian carriers and carrier holding companies, such as TELUS, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares.  Under the Ownership and Control Regulations, such companies may restrict the issue, transfer and ownership of shares, if necessary, to ensure that they and their subsidiaries remain qualified under such legislation.  For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in such regulations:

(i)                                     refuse to accept any subscription for any voting shares;

(ii)                                  refuse to allow any transfer of voting shares to be recorded in its share register;

(iii)                               suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and

(iv)                              sell, repurchase or redeem any voting shares.

To ensure that TELUS remains Canadian and that any subsidiary of TELUS, including TCC, is and continues to be eligible to operate as a telecommunications common carrier under the Telecommunications Act, to be issued radio authorizations or radio licences as a radiocommunications carrier under the Radiocommunication Act, or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into TELUS’ Articles permitting the directors to make determinations to effect any of the foregoing actions.

The Federal Government Throne Speech on March 3, 2010 and the Federal Budget on March 4, 2010 signalled an intention to consider opening the telecommunications services sector to further foreign investment. At present, this contemplated relaxation of the ownership and control regime appears to be confined to satellite providers and would require the enactment of legislation. It is not clear what, if any, further changes to the ownership and control regime might occur. There is a risk that government may consider a phased in approach to liberalization that would allow increased flexibility for carriers with less than 10% national market share or allow for more access to foreign capital in upcoming spectrum auctions expected in 2011-2012.

It is also possible the government may be considering changes to the Investment Canada and Telecommunications Acts to provide it more flexibility in determining when to allow ownership arrangements deemed to be in the public interest. There is no assurance that resolution of uncertainty over interpretation of existing laws and regulations concerning foreign ownership restrictions that TELUS is subject to, or the manner in which they may be changed, will be beneficial to TELUS. TELUS does not oppose the removal of the foreign ownership restrictions, provided that liberalization is implemented on a fair and symmetrical basis for all telecommunications carriers, including broadcast distribution undertakings.

The risk factor related to foreign ownership restrictions described in MD&A Section 10.3 Regulatory is hereby incorporated by reference.

REGULATION

General

The provision of telecommunications services and broadcasting services in Canada is regulated by the Canadian Radio-television and Telecommunications Commission (the CRTC) pursuant to the Telecommunications Act and the Broadcasting Act, respectively.  In addition, the provision of cellular and other wireless services using radio spectrum is also subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act.

The Telecommunications Act gives the CRTC the power to regulate the provision of telecommunications services, and to forbear from regulating (i.e. not subject to rate regulation) certain services or classes of services if they are subject to a degree of competition which is sufficient to protect the interests of customers.  However, even when the CRTC forbears from price regulation in respect of a service, it can continue to regulate these services for certain other matters such as network access and interconnection.

See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to regulatory developments that could have a material impact on TELUS’ operating procedures, costs and revenues.

Regulation of wireless services

The use of radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act, which is administered by Industry Canada.  All of TELUS’ wireless communications services depend on the use of radio frequencies.  While economic regulation of wireless services falls under CRTC jurisdiction, wireless services have, generally, been subject to regulatory forbearance.

The Minister of Industry has the authority to suspend or revoke radio spectrum licences if the licence holder has contravened the Radiocommunication Act, regulations or terms and conditions of its licence and after giving the holder of the licence a reasonable opportunity to make representations.  Licence revocation is rare; licences are usually renewed upon expiration.  See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to radiocommunication licences regulated by Industry Canada.

Radiocommunications spectrum licences

TELUS holds radiocommunication spectrum licences and authorizations for a variety of wireless services and applications, both mobile and fixed.  TELUS holds significant 1.9 GHz PCS spectrum throughout Canada, is the leading holder of 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and holds 25 MHz of cellular 800 MHz spectrum in Alberta, B.C. and eastern Québec.  TELUS also was successful in obtaining AWS spectrum licences for an average of approximately 16 MHz covering a national footprint in the Industry Canada spectrum auction in 2008.  In addition, TELUS holds various radio spectrum licences for fixed services in the 24/38 GHz, 2.3/3.5 GHz band throughout Canada, paging services, and other miscellaneous wireless services.  See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to future availability and cost of wireless spectrum and radiocommunication licences regulated by Industry Canada.

Broadcasting services

The Broadcasting Act governs all types of broadcasting activities including commercial off-air radio and television broadcasting, the operation of other programming services such as specialty and pay television, as well as the distribution of television services through cable or satellite undertakings.

The Broadcasting Act and its regulations give the CRTC the authority to issue licences for specific categories of broadcasting undertakings and to regulate the content provided and rates charged by each category of broadcasting undertaking.  In August 1996, the federal government issued its policy under which “telecommunications common carriers” (as defined in the Telecommunications Act) would be allowed to apply for broadcasting distribution undertaking (BDU) licences to provide cable television service.  In 1997, the CRTC confirmed that new entrant BDUs, including telecommunications common carriers, would not be rate regulated and would not have an obligation to serve.  However, the CRTC confirmed that new entrants would have to meet all the same content and carriage obligations as incumbent BDUs.

TELUS has been licensed by the CRTC to operate Class 1 Regional BDUs in each of B.C., Alberta and Québec utilizing its IP facilities.  TELUS also holds a national licence to operate a video-on-demand programming service.  All of TELUS’ services are fully digital and thus benefit from the more flexible regulatory regime regarding BDU packaging established by the CRTC in its Digital Migration Framework.

See MD&A Section 10.3 Regulatory for further details related to regulation generally and specifically in relation to TELUS’ broadcasting distribution undertakings and CRTC review of new media and internet traffic management practices.

COMPETITION

TELUS expects continued strong competition in the wireline and wireless businesses in all principal markets and geographic areas.   See MD&A Section 4.1 Principal markets addressed and competition for a summary of the competitive environment in each of TELUS’ principal markets and geographic areas.  Also refer to MD&A Section 10.1 Competition for further details on the risks associated with such competitive environment.

DIVIDENDS DECLARED

The dividends per Common Share and Non-Voting Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2009, are shown below:

Quarter ended (1)	2009	2008	2007
March 31	$0.475	$0.45	$0.375
June 30	$0.475	$0.45	$0.375
September 30	$0.475	$0.45	$0.375
December 31	$0.475	$0.475	$0.45

(1) Paid on the first business day of the next month.

TELUS’ Board of Directors reviews its dividend rate quarterly.  TELUS’ quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio.  The Company’s dividend payout ratio target guideline is 45 per cent to 55 per cent of sustainable net earnings, on a prospective basis.

CAPITAL STRUCTURE OF TELUS

The authorized capital of TELUS consists of 4,000,000,000 shares, divided into: 1) 1,000,000,000 Common Shares without par value; 2) 1,000,000,000 Non-Voting Shares without par value; 3) 1,000,000,000 First Preferred shares without par value, issuable in series and; 4) 1,000,000,000 Second Preferred shares without par value, issuable in series.  The Common Shares and Non-Voting Shares are listed for trading on the Toronto Stock Exchange and the Non-Voting Shares are listed for trading on the New York Stock Exchange.  See “Market for Securities”.

TELUS Common Shares and TELUS Non-Voting Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares and the Non-Voting Shares are entitled to participate equally with each other with respect to the payment of dividends and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

Neither the Common Shares nor the Non-Voting Shares can be subdivided, consolidated, reclassified or otherwise changed unless the other class is changed in the same manner.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the shareholders of TELUS on the basis of one vote per Common Share held.  The holders of Non-Voting Shares are entitled to receive notice of, attend and be heard at all general meetings of the shareholders of TELUS and are entitled to receive all notices of meetings, information circulars and other written information from TELUS that the holders of Common Shares are entitled to receive from TELUS, but are not entitled to vote at such general meetings unless otherwise required by law.  Holders of Common Shares are entitled to vote by a separate resolution for each director rather than a slate.

In order to ensure that the holders of the Non-Voting Shares can participate in any offer which is made to the holders of the Common Shares (but is not made to the holders of Non-Voting Shares on the same terms), which offer, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, must be made to all or substantially all the holders of Common Shares who are in any province of Canada to which the requirement applies (an Exclusionary Offer), each holder of Non-Voting Shares will, for the purposes of the Exclusionary Offer only, be permitted to convert all or part of the Non-Voting Shares held into an equivalent number of Common Shares during the applicable conversion period.  In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding Common Shares to the effect that they will not, among other things, tender to such Exclusionary Offer or make an Exclusionary Offer), these conversion rights will not come into effect.

If all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act are changed so that there is no restriction on any non-Canadians holding Common Shares, holders of Non-Voting Shares will have the right to convert all or part of their Non-Voting Shares into Common Shares on a one for one basis, and TELUS will have the right to require holders of Non-Voting Shares who do not make such an election to convert such shares into an equivalent number of Common Shares.

TELUS will provide notice to each holder of Common Shares before a general meeting of shareholders at which holders of Non-Voting Shares will be entitled to vote as a class.  In such event, holders of Common Shares will have the right to convert all or part or their Common Shares into Non-Voting Shares on a one for one basis provided and to the extent that TELUS and its subsidiaries remain in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.

The Common Shares are subject to constraints on transfer to ensure TELUS’ ongoing compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.  As well, holders of Common Shares will have the right, if approved by the Board of Directors of TELUS, to convert Common Shares into Non-Voting Shares in order that TELUS be in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.

In all other respects, each Common Share and each Non-Voting Share have the same rights and attributes.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS.  No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares.  Except as required by law, the TELUS holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS.  The First Preferred shares rank prior to the Second Preferred shares, Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares.  Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the shareholders of TELUS.  The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

TELUS Rights Plan

The current shareholder rights plan (the Initial Rights Plan) will expire on March 20, 2010.  The Board of Directors of TELUS approved a new shareholder rights plan (the New Rights Plan) in March 2010, which terms are substantially the same as the terms of the Initial Rights Plan. The Company has received the approval of the Toronto Stock Exchange with respect to the New Rights Plan, subject to shareholder ratification within six months of adoption. The New Rights Plan issued one right (a Series A Right) in respect of each Common Share outstanding as at such date and issued one right (a Series B Right) in respect of each Non-Voting Share outstanding as of such date.  The Rights Plan has a term of just over nine years, subject to shareholder confirmation every three years.  Each Series A Right or Series B Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20 per cent or more of the Common Shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Common or Non-Voting Shares for $160 (i.e. at a 50 per cent discount) respectively.

RATINGS

Ratings information contained in MD&A Section 7- Liquidity and capital resources to Section 7.7 - Credit Ratings is hereby incorporated by reference.  TELUS’ MD&A is available at sedar.com.  Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security.  There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

A description of the rating categories applied to TELUS as at December 31, 2009 from each agency is below.  The outlook or trend for TELUS from four agencies was stable.

Institution	Rating	Outlook
Fitch

“BBB” ratings indicate that there is currently expectation of low credit risk. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity. This is the lowest investment grade category.

The modifiers “+” or “-” may be appended to ratings “AA” to “CCC” to denote relative status within major rating categories.

An Outlook indicates the direction a rating is likely to move over a one to two-year period. Outlooks may be positive, stable or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, ratings for which outlooks are ‘stable’ could be upgraded or downgraded before an outlook moves to positive or negative if circumstances warrant such an action.

DBRS

Long-term debt rated “A” is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities.

While “A” is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

Long-term debt rated “BBB” is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse

Each DBRS rating category is appended with one of three rating trends - “Positive”, “Stable”, or “Negative”. The rating trend helps to give the investor an understanding of DBRS’s opinion regarding the outlook for the rating in question. However, the investor must not assume that a positive or negative trend necessarily indicates that a rating change is imminent.

Institution	Rating	Outlook

conditions present which reduce the strength of the entity and its rated securities.

The ratings from “AA” to “CCC” are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.

DBRS’ short-term debt rating scale is meant to give an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. The ratings range from R-1 (high) to D. Short-term debt rated R-1 (low) is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt, and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

S&P

An obligator rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

An obligor rated ‘A’ has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories.

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Rating outlooks assess the potential direction of a long term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor to a rating change or CreditWatch placement. Outlooks may be positive, negative, stable, or developing and they accompany all long-term credit ratings except those on CreditWatch.

Moody’s	Obligations rated “Baa” are subject to moderate credit risk. They are	Moody’s also provides a rating outlook which is an opinion regarding the likely

Institution	Rating	Outlook

considered medium-grade and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (POS), Negative (NEG), Stable (STA), and Developing (DEV — contingent upon an event.

Ratings Under Review (RUR) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation.

MARKET FOR SECURITIES

TELUS’ Common Shares and Non-Voting Shares are listed on the Toronto Stock Exchange (TSX) under “T” and “T.A” respectively and the TELUS Non-Voting Shares are listed on the New York Stock Exchange under “TU”.  Monthly share prices and volumes for 2009 are listed below:

TSX — Common and Non-Voting Shares

	Common Shares			Non-Voting Shares
Month	High($)	Low($)	Volume	High($)	Low($)	Volume
January	37.50	33.17	13,580,916	35.15	31.59	7,349,642
February	35.26	31.19	13,649,159	33.31	29.32	7,452,180
March	35.95	30.63	14,724,191	34.48	29.18	9,124,553
April	36.50	29.12	21,886,587	34.99	27.69	13,755,163
May	32.57	29.12	17,976,643	31.50	27.41	11,147,646
June	33.11	30.13	16,930,861	31.78	29.00	6,794,306
July	31.95	29.68	15,957,176	30.89	28.65	6,363,854
August	34.34	30.76	14,082,829	32.85	29.66	6,399,574
September	36.05	32.29	14,894,822	34.50	31.28	7,477,701
October	34.59	32.41	12,492,810	33.38	30.42	7,003,572
November	34.99	32.78	13,454,502	33.36	30.90	5,251,146
December	35.50	31.56	19,928,371	34.08	30.51	5,607,472

NYSE — Non-Voting Shares

Month	High ($U.S.)	Low ($U.S.)	Volume
January	29.74	25.08	4,930,539
February	27.14	23.53	4,133,109
March	27.64	22.46	5,276,386
April	28.20	23.00	5,636,950
May	28.48	23.00	3,065,621
June	29.29	25.11	2,564,762
July	28.57	24.69	2,164,557
August	30.39	27.52	2,266,066
September	32.05	28.25	2,322,687
October	31.32	28.59	2,702,557
November	31.74	29.04	2,163,990
December	32.39	28.75	2,441,039

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence and principal occupations of the directors of TELUS, the date each such person became a director of TELUS and committee membership are as set out below.  Currently, there are 13 directors on the TELUS Board.  Each was elected at TELUS’ annual meeting on May 7, 2009 except for William MacKinnon, who joined the Board on August 5, 2009.  Each director’s term of office will expire immediately after the upcoming annual and special general meeting in May 2010.

Directors of TELUS (Name and municipality of residence)	Director since (1)	Principal occupation

R.H. (Dick) Auchinleck (4 - Chair) (5) Calgary, Alberta	2003	Corporate Director

A. Charles Baillie (3 - Chair) (5) Toronto, Ontario	2003	Chair, Alberta Investment Management Corporation (pension investment corporation)

Micheline Bouchard (3)(5) Montréal, Québec	2004	Corporate Director

R. John Butler (3) (4) Edmonton, Alberta	1995	Counsel, Bryan & Company (law firm)

Brian A. Canfield Point Roberts, Washington	1989	Chair, TELUS Corporation

Directors of TELUS (Name and municipality of residence)	Director since (1)	Principal occupation
Pierre Y. Ducros(3)(4) Montréal, Québec	2005	President of P. Ducros & Associés Inc. (investment and administration firm)

Darren Entwistle Vancouver, B.C.	2000	President and Chief Executive Officer, TELUS Corporation

Ruston E.T. Goepel (4)(5) Vancouver, B.C.	2004	Senior Vice President, Raymond James Financial Ltd. (investment firm)

John S. Lacey (2) Thornhill, Ontario	2000	Chairman, Advisory Board, Tricap Restructuring Fund (investment fund)

William (Bill) MacKinnon(2) Etobicoke, Ontario	2009	Corporate Director

Brian F. MacNeill (2 - Chair) Calgary, Alberta	2001	Corporate Director

Ronald P. Triffo (2) Edmonton, Alberta	1995	Chairman, Stantec Inc. (engineering company)

Donald (Don) Woodley (4) (5 – Chair) Mono Township, Ontario	1998	Corporate Director

(1)            TELUS or its predecessors

(2)            Member of Audit Committee

(3)            Member of Human Resources and Compensation Committee

(4)            Member of Corporate Governance Committee

(5)            Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Micheline Bouchard was President and CEO, ART Advanced Research Technologies Inc. from 2002 to July 2006; Bill MacKinnon was Chief Executive Officer of KPMG Canada from April 1999 to December 2008; Brian MacNeill was Chair and a director of Petro-Canada from 2000 to 2009; and Don Woodley was interim CEO and President of GENNUM Corporation from November 2005 to September 2006.

Executive Officers

The name, municipality of residence and present and principal occupations of each of the executive officers of TELUS, as of March 10, 2009, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS
Darren Entwistle Vancouver, B.C.	President and Chief Executive Officer

Robert G. McFarlane Vancouver, B.C.	Executive Vice President and Chief Financial Officer

Josh Blair Vancouver, B.C.	Executive Vice President, Human Resources

François Côté Montréal, Québec	Executive Vice President and President, TELUS Quebec and TELUS Health Solutions

Joe M. Natale Toronto, Ontario	Executive Vice President and President, Consumer Solutions

Karen Radford Calgary, Alberta	Executive Vice President and President, Business Solutions

Kevin A. Salvadori Vancouver, B.C.	Executive Vice President, Business Transformation and Technology Operations

Eros Spadotto Toronto, Ontario	Executive Vice President, Technology Strategy

All of the executive officers of TELUS have held their present positions or other executive positions with the Company during the past five years or more, except as follows: Josh Blair was Vice President, Learning and Development from January 2004 to February 2006, Senior Vice-President, Human Resources Strategy and Business Support from February 2006 to November 2007 and Acting Executive Vice President, Human Resources from November 2007 to May 2008; and François Côté was President and Chief Executive Officer of Emergis Inc. from November 2004 to January 2008, and then President and General Manager of the Company’s Emergis Business Unit — Business Solutions from January 2008 to June 2009.

TELUS shares held by directors and executive officers

As at March 1, 2010, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 318,712 Common Shares, which represented approximately 0.18 per cent of the outstanding Common Shares and 390,660 Non-Voting Shares, which represented approximately 0.27 per cent of the outstanding Non-Voting Shares.

Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed, for the 10 years ended March 10, 2010, TELUS is not aware that any current director or executive officer of TELUS had been a director or executive officer of any issuer which, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  In March 2006, John Lacey was appointed to the board of directors of Stelco Inc. (Stelco) as a nominee of Tricap Management Limited (Tricap).  Stelco had filed for bankruptcy protection under the CCAA in January 2004.  Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco’s nine directors.  Charles Baillie was formerly a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code.  He ceased to be director when the company emerged from bankruptcy on February 1, 2008.  Robert G. McFarlane was a director of Ascalade Communications Inc. (Ascalade) until his resignation in February 2008.  In March 2008, Ascalade filed for bankruptcy protection under the CCAA.

Other than as disclosed, for the 10 years ended March 10, 2010, TELUS is not aware that any current director or executive officer of TELUS had been a director, chief executive officer or chief financial officer of any issuer which was the subject of a cease trade or similar order while that person was acting in that capacity, or was subject to such an order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity, or any order which denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days.  On June 14, 2006, and at the request of Cognos Incorporated (Cognos), the Ontario Securities Commission (OSC) issued a cease trade order against all directors of Cognos, including Pierre Ducros, in connection with a delay in filing its annual report with Canadian regulators.  The delay was related to a review by the United States Securities and Exchange Commission (SEC) of the way Cognos allocated revenue between post-contract customer support and licence fees.  The OSC lifted the cease trade order on August 3, 2006 after the SEC concluded that it did not object to Cognos’ revenue recognition policy.  Mr. Ducros ceased to be a director of Cognos in February 2008 after its acquisition by IBM.

INTERESTS OF EXPERTS

Deloitte & Touche LLP, Chartered Accountants, are the auditors of the Company and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures.  A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this Annual Information Form.

The current members of the Audit Committee are Brian F. MacNeill (Chair), John Lacey, William MacKinnon and Ronald P. Triffo.  Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that Brian MacNeill is an audit committee financial expert and has accounting or related financial management expertise.  The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to his or her role on the committee.

Brian MacNeill chairs the Audit Committee.  He holds a Bachelor of Commerce from Montana State University and has over 35 years of experience in accounting having earned his Certified Public Accounting designation (California) and his Chartered Accountant designation (Canada).  In 1995, Mr. MacNeill was made a Fellow of the Chartered Accountants of Alberta.  Mr. MacNeill served as Chair of Petro-Canada from 2000 to 2009. He also served as Chief Executive Officer of Enbridge Inc. from 1990 until his retirement in 2001.  Prior to that, he served as Chief Operating Officer of Enbridge and held numerous financial positions with various Canadian companies.

John Lacey is Chairman of the Advisory Board of Tricap. Mr. Lacey was previously the Chairman of the board of directors of Alderwoods Group, Inc., an organization operating funeral homes and cemeteries within North America, until November 2006. Mr. Lacey has completed the Program for Management Development at Harvard Business School.

Bill MacKinnon is the former Chief Executive Officer of KPMG Canada, serving from April 1999 to December 31, 2008. He first joined KPMG Canada in 1971, serving the company in numerous roles of increasing leadership for 37 years, including his membership on the Board of Directors of each of KPMG Canada, KPMG International and KPMG Americas. Mr. MacKinnon obtained a Bachelor of Commerce with Honours from the University of Manitoba in 1967.  He became a chartered accountant in 1971 and obtained his FCA designation from the Institute of Chartered Accountants of Ontario in 1994.

Ronald P. Triffo is the Chairman and a director of Stantec Inc., an engineering and international professional services company where he served in various executive management positions for more than 25 years. Mr. Triffo obtained a Bachelor of Applied Science from the University of Manitoba and an MSc (Engineering) from the University of Illinois.  He is the Chairman of the Alberta Innovates – Technology Solutions and the past Chairman of ATB Financial.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by TELUS’ external auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of TELUS’ Board of Directors.  To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request.  If the request passes this review, it is then forwarded to the Chief Financial Officer for further review.  Pending the Chief Financial Officer’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting.  If the timing of the request is urgent, it is provided to the Audit Committee Chair for his or her review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting).  Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2009 to December 31, 2009:

Type of work	Deloitte & Touche	%
Audit fees	$3,744,786	95.8
Audit-related fees	$162,500	4.2
Tax fees	—	—
All other fees	—	—
Total	$3,907,286	100

The following table is a summary of billing by Deloitte & Touche LLP, as external auditors of TELUS, during the period from January 1, 2008 to December 31, 2008:

Type of work	Deloitte & Touche	%
Audit fees	$3,783,672	94.3
Audit-related fees	$184,500	4.6
Tax fees	$45,410	1.1
All other fees	—	—
Total	$4,013,582	100

MATERIAL CONTRACTS

Please see the section entitled TELUS Rights Plan on page 15 of this document for a description of the Company’s shareholder rights plan.

In addition, TCI is a party to a three year agreement (expiry May 2012) with an arm’s-length securitization trust associated with a major Schedule I bank, under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $500 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables.  TCI is required to maintain at least a BBB (low) credit rating by DBRS Ltd. or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of March 10, 2010.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada.  Computershare maintains the Company’s registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at sedar.com and EDGAR at sec.gov.  Additional information regarding directors’ and officers’ remuneration, indebtedness and options to purchase securities, is contained in the TELUS information circular to be dated March 12, 2010 for the annual and special general meeting to be held on May 5, 2010.  Additional financial information is provided in the Company’s consolidated financial statements and MD&A for the year ended December 31, 2009.  All of the above information can also be found at telus.com.

APPENDIX A:  TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the Committee) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.                                      MEMBERSHIP

1.1                                 The Committee will have a minimum of three members, including the chair of the Committee.  The Board, upon the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote.  The members will sit on the Committee at the pleasure of the Board.

1.2                                 The Board, upon the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote.  The chair of the Committee will hold such position at the pleasure of the Board.

1.3                                 All members of the Committee will be Independent Directors.

1.4                                 All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.

1.5                                 At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.                                      MEETINGS

2.1                                 The Committee will meet at least once each quarter and otherwise as necessary.  Any member of the Committee may call meetings of the Committee.

2.2                                 All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3                                 Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, without management or management directors present.  The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4                                 The Corporate Secretary or his or her nominee will act as Secretary to the Committee.

2.5                                 The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

2.6                                 The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.

3.                                      QUORUM

The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee.  A quorum once established is maintained even if members of the Committee leave the meeting prior to conclusion.

4.                                      DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1                               Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

a)                                      the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

b)                                     the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

d)                                     earnings press releases and earnings guidance, if any;

e)                                      Management’s Statement on Financial Reporting; and

f)                                        all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the Annual Information Form.

4.2                               External Auditors

The external auditors will report directly to the Committee and the Committee will:

a)                                      appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;

b)                                     oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of co-ordination between the plans of the external and internal auditors.  The Committee will discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;

c)                                      meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

d)                                     pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws;

e)                                      annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

f)                                        at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and all relationships between the external auditors and the Company;

g)                                     annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

h)                                     require the external auditors to deliver an annual acknowledgement in writing to the Committee that the shareholders, as represented by the Board and the Committee, are its primary client;

i)                                         review post-audit or management letters, containing recommendations of the external auditors and management’s response;

j)                                         review reports of the external auditors; and

k)                                      pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and TELUS policies.

Notwithstanding section 4.2(d) above, the Committee may delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval.

4.3                               Internal Auditors

The internal auditors will report functionally to the Committee and administratively to the Chief Financial Officer and the Committee will:

a)                                      review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;

b)                                     oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;

c)                                      review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors; and

d)                                     review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors.

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4                               Whistleblower, Ethics and Internal Controls Complaint Procedures

The Committee will ensure that the Company has in place adequate procedures             for:

a)                                      the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

b)                                     the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO or CFO will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics and Internal Controls will speak directly with the Chair of the Committee.

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5                               Accounting and Financial Management

The Committee will review:

a)                                      with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

b)                                     emerging accounting issues and their potential impact on the Company’s financial reporting;

c)                                      significant judgments, assumptions and estimates made by management in preparing financial statements;

d)                                     the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;

e)                                      the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;

f)                                        audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;

g)                                     management’s approach for safeguarding corporate assets and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and

h)                                     internal interim and post implementation reviews of major capital projects.

4.6                               Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

a)                                      the Company’s financial policies and compliance with such policies;

b)                                     the credit worthiness of the Company;

c)                                      the liquidity of the Company; and

d)                                     important treasury matters including financing plans.

4.7                               Legal/Regulatory Matters and Ethics

The Committee will review:

a)                                      with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

b)                                     annually, management’s relationships and compliance with regulators, and the accuracy and timeliness of filings with regulatory authorities;

c)                                      annually, the ethics policy, management’s approach to business ethics and corporate conduct and the program used by management to monitor compliance with the policy; and

d)                                     quarterly reports from the Chief Compliance Officer on legal and regulatory compliance activities.

4.8                               Risk Management

The Committee will:

a)                                      consider reports on the annual enterprise business risk assessment and updates thereto;

b)                                     consider reports on the business continuity disaster recovery plan(s) for the Company;

c)                                      consider reports on the insurance coverage of the Company;

d)                                     consider reports on financial risk management including derivative exposure and policies;

e)                                      monitor, on behalf of the Board, the Company’s compliance with environmental legislation and the adequacy of the Company’s environmental budget expenditures;

f)                                        monitor, on behalf of the Board, the Company’s health and safety policies and receive and review regular reports concerning the Company’s health and safety programs, policies and results from the Chief Internal Auditor and the Chief Compliance Officer;

g)                                     review and recommend to the Board for approval environmental policies and procedure guidelines and any amendments or changes thereto;

h)                                     report to the Board, and require management to report to the Committee, on environmental matters each quarter; and

i)                                         review other risk management matters as from time to time the Committee may consider suitable or the Board may specifically direct.

4.9                               Other

The Committee will review:

a)                                      the expenses of the Chair of the Board and CEO and will assess the Company’s policies and procedures with respect to the Executive Leadership Team members’ expense accounts and perquisites, including their use of corporate assets;

b)                                     the proposed disclosure concerning the Committee to be included in the Company’s Annual Information Form to verify, among other things, that it is in compliance with applicable securities law requirements;

c)                                      significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;

d)                                     the disclosure policy of the Company; and

e)                                      and evaluate, at least once annually, the adequacy of these Terms of Reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.                                      Authority

The Committee, in fulfilling its mandate, will have the authority to:

a)                                      engage and set compensation for independent counsel and other advisors;

b)                                     communicate directly with the Chief Financial Officer, internal and external auditors, Chief Compliance Officer and Chief General Counsel;

c)                                      delegate tasks to Committee members or subcommittees of the Committee; and

d)                                     access appropriate funding as determined by the Committee to carry out its duties.